UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 6 - 2011 issued by TORM A/S to The Copenhagen Stock Exchange on April 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: April 14, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

ANNOUNCEMENT NO. 6 – 2011

                                                           14 April 2011

Annual General Meeting in TORM A/S on 14 April 2011

At the Annual General Meeting the following took place:

● The Annual Report 2010 was approved, cf. item 2 of the agenda.

● The proposal that the result for the year be carried forward was approved, cf. item 3 of the agenda.

● N.E. Nielsen, Christian Frigast and Gabriel Panayotides were re-elected as Board members, cf. item 4 of the agenda. The Chairman had in the Board of Directors’ report informed that Bo Jagd had resigned from the Board of Directors, and that the Board of Directors had decided not to propose for a replacement.

● Deloitte Statsautoriseret Revisionsaktieselskab was re-appointed as the Company’s auditor, cf. item 5 of the agenda.

● The Board of Directors’ proposal that the remuneration level of the Board of Directors for the accounting year 2011 be approved by the shareholders was adopted, cf. item 6.a of the agenda.

● The Board of Directors’ proposal to amend Section 5.6 of the Articles of Association by deleting the requirement that notice of general meeting must be published in a Danish newspaper was approved, cf. item 6.b of the agenda.

● The Board of Directors’ proposal to amend Section 12.2 of the Articles of Association reducing the term for Board members elected in general meetings from 4 years to 1 year was approved, cf. item 6.c of the agenda.

● The Board of Directors’ proposal to renew its authorisation to let the Company acquire own shares in the period until the next ordinary general meeting within 10% of the issued share capital was approved, cf. item 6.d of the agenda.

● The Board of Directors’ proposal that it be authorised to apply for registration with the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority was approved, cf. item 6.e of the agenda.

At an election of employee representatives to the Board of Directors of the Company held on 13 April 2011, Niels Peter Abildgaard Nielsen was re-elected, while Margrethe Bligaard Thomasen and Lennart Arrias did not volunteer for re-election. In addition to the re-elected employee director, Kari Millum Gardarnar and Rasmus Johannes Hoffmann were elected new employee directors. Anne Rasmussen was elected alternate director. The new employee elected directors took office with effect as of the time of the completion of the ordinary general meeting.

At a Board meeting held immediately after the Annual General Meeting, the Board of Directors appointed Mr. N. E. Nielsen Chairman and Mr. Christian Frigast Deputy Chairman.

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Accordingly, the Board of Directors is composed as follows:

N. E. Nielsen (Chairman)
Christian Frigast (Deputy Chairman)
Jesper Jarlbæk
Stefanos-Niko Zouvelos (Nicos Zouvelos)
Gavriil Panayotides (Gabriel Panayotides)
Angelos Papoulias
Niels Peter Abildgaard Nielsen (elected by the employees)
Kari Millum Gardarnar (elected by the employees)
Rasmus Johannes Hoffmann (elected by the employees)

Contact:
N. E. Nielsen, Chairman of the Board, tel.: +45 33 34 00 00

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

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